                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                          Genesis Health Ventures, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          Genesis Health Ventures, Inc.
                         --------------------------------
                        (Name of Filing Persons (Issuer))

       Options under the 2001 Stock Option Plan to Purchase Common Stock,
                            Par Value $.02 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable*
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              George V. Hager, Jr.
              Executive Vice President and Chief Financial Officer
                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Richard J. McMahon, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                            Telephone: (215) 569-5500

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   Transaction Valuation (1)                         Amount of Filing Fee(2)
--------------------------------------------------------------------------------
          $17,461,675                                      $1,412.65
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,077,500 shares of Common Stock of Genesis Health Ventures, Inc. having an aggregate value of $16,022,425 as of March 31, 2003, will be tendered and cancelled pursuant to this offer in exchange for which the holders thereof will have acceleration of vesting of all of their restricted stock awards. The transaction valuation also includes cash consideration to be paid by Genesis Health Ventures, Inc., in the amount of $2.00 per option for up to an aggregate of 654,000 options and cash consideration to be paid by Genesis Health Ventures, Inc. in the amount of $2.50 per option for up to an aggregate of 52,500 options.

(2) Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of transaction valuation.



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|X|      Check box if any part of the fee is offset as provided by Rule
         0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 37183F-10-7.



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         This Amendment No. 3 is the final amendment to the Tender Offer
Statement on Schedule TO filed initially with the Securities and Exchange Commission on April 1, 2003, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 18, 2003 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on April 28, 2003 (the "Schedule TO"), relating to an offer by Genesis Health Ventures, Inc., (the "Company"), to its employees (which includes employees of the majority-owned or wholly-owned subsidiaries of the Company) to tender all options (the "Options") to purchase shares of its common stock, par value $.02 per share ("Common Stock"), outstanding under the Company's 2001 Stock Option Plan, for the following consideration: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of Common Stock under the 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option, on the terms and subject to the conditions set forth in the Offer to Acquire, dated April 1, 2003 and is amended and restated as of April 28, 2003. This Amendment No. 3 reports the results of the offer.

Item 4

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following sentences:

The offer expired at 12:00 Midnight, Philadelphia time, on May 12, 2003. The Company has accepted for exchange and cancellation options to purchase 1,724,000 shares of the Common Stock, which represents all eligible outstanding options properly tendered for exchange by eligible options holders.

Item 12.      Exhibits.

         (a) (1) Offer to Acquire, as amended and restated.*

             (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief
                 Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.*

             (3) Form of Letter of Acceptance.*

             (4) Form of Notice of Withdrawal from the Offer.*

             (5) Intentionally left blank.

             (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for
                 the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).
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             (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for
                 the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

             (8) Memorandum from Robert H. Fish, Chairman of the Board and Chief
                 Executive Officer of Genesis Health Ventures, Inc., dated April 18, 2003.*

             (9) Memorandum from Robert H. Fish, Chairman of the Board and Chief
                 Executive Officer of Genesis Health Ventures, Inc., dated April 28, 2003.*

         (b) Not applicable.

         (d) (1) Genesis Health Ventures, Inc. 2001 Stock Option Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-82200), filed with the SEC on February 5, 2002).

             (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan
                 (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002)

         (g) Not applicable.

         (h) Not applicable.

-------------------
* Previously filed.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.


                                           GENESIS HEALTH VENTURES, INC.


                                           George V. Hager, Jr.
                                           -----------------------------------
                                           George V. Hager, Jr.
                                           Executive Vice President and Chief
                                           Financial Officer

Date:    May 14, 2003



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                                INDEX TO EXHIBITS



   Exhibit Number                         Description
------------------        ------------------------------------------------------
(a)           (1)         Offer to Acquire, as amended and restated.*

              (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.*

              (3)         Form of Letter of Acceptance.*

              (4)         Form of Notice of Withdrawal from the Offer.*

              (5)         Intentionally left blank.

              (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).

              (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

              (8) Memorandum from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 18, 2003.*

              (9) Memorandum from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 28, 2003.*

(b) Not applicable.

(d)           (1)        Genesis Health Ventures, Inc. 2001 Stock Option Plan
                         (incorporated herein by reference to the applicable exhibit filed with the Company's Registration
                         Statement on Form S-8 (File No. 333-82200), filed with the SEC on February 5, 2002).

              (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002).

(g) Not applicable.

(h) Not applicable.
-------------------
* Previously filed.